British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific [redacted] 701 West Georgia Street, Vancou[redacted] Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc.	**August 31, 2003**	**03/10/31**

ISSUER'S ADDRESS **837 West Hastings Street, Suite 507**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1B3**	**604-685-5777**	**604-685-1017**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton Drescher	**Director**	**604-685-1017**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anton J. Drescher"	**ANTON J. DRESCHER**	**03/10/31**
"Norman J. Bonin"	**NORMAN J. BONIN**	**03/10/31**

(Electronic signatures should be entered in "quotations")

CAL-STAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003 and 2002

(Stated in Canadian Dollars)

(Prepared by Management)

(Unaudited)

CAL-STAR INC.
CONSOLIDATED BALANCE SHEETS
August 31, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited)

	Six Months August 31, 2003	Year end to February 28, 2003
ASSETS		
Current		
Cash	$ 283	$ 14,396
Amount receivable	6,493	2,704
Prepaid expenses	852	2,125
	7,628	19,225
Capital assets – Note 4	525	585
	$ 8,153	$ 19,810
LIABILITIES		
Current		
Accounts payable – Note 5	$ 93,605	$ 65,468
Due to related parties – Note 5	181,885	150,186
Loans payable – Note 6	17,500	25,000
	292,990	240,654
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 7	5,564,606	5,564,606
Deficit	(5,849,443)	(5,785,450)
	(284,837)	(220,844)
	$ 8,153	$ 19,810

Nature and Continuance of Operations – Note 1
Commitments – Note 9

APPROVED BY THE DIRECTORS:

"Anton J. Drescher" , Director   *"Norman J. Bonin"* , Director

CAL-STAR INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the six months ended August 31, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited)
(Prepared By Management)

	For the three months ended		For the six months ended	
	August 31,2003	**August 31,2002**	**August 31,2003**	**August 31,2002**
Administrative Expenses				
Accounting, audit and legal – Note 5	$ 4,247	$ 4,109	$ 5,364	$ 5,382
Amortization	30	37	60	74
Consulting – Note 5	7,500	7,500	15,000	15,000
Filing fees	3,468	5,085	4,097	6,794
Office and miscellaneous	3,043	1,779	3,059	2,123
Rent	2,100	3,000	4,200	6,000
Sponsorship fee	30,000	-	30,000	-
Transfer agent	1,879	1,672	2,213	1,881
Loss before Other	(52,267)	(23,182)	(63,993)	(37,254)
Net (loss) for the period	(52,267)	(23,182)	(63,993)	(37,254)
Deficit, beginning of the period	(5,797,176)	(5,707,755)	(5,785,450)	(5,693,683)
Deficit, end of the period	$ (5,849,443)	$ (5,730,937)	$ (5,849,443)	$ (5,730,937)
Earnings (loss) per share	$(0.02)	$(0.01)	$(0.03)	$(0.01)

CAL-STAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended August 31, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the six months ended	
	August 31, 2003	**August 31, 2002**	**August 31, 2003**	**August 31, 2002**
Operating Activities				
Net (loss) for the period	$ (52,267)	$ (23,182)	$ (63,993)	$ (37,254)
Add (deduct) items not involving cash:				
Amortization	30	37	60	74
	(52,237)	(23,145)	(63,933)	(37,180)
Changes in non-cash working capital balances				
Related to operations:				
Accounts receivable	(3,261)	185	(3,789)	255
Prepaid expenses	643	517	1,273	1,034
Accounts payable	33,947	11,778	28,137	5,918
Loans payable	(7,500)	-	(7,500)	-
Due to related parties	28,500	10,700	31,699	29,300
	92	35	(14,113)	(673)
Increase(decrease) in cash during the period	92	35	(14,113)	(673)
Cash, beginning of the period	191	75	14,396	783
Cash, end of the period	$ 283	$ 110	$ 283	$ 110

CAL-STAR INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a development stage public company listed on the TSX Venture Exchange ("TSX"). Effective October 31, 2000, the Company was considered inactive by the TSX. Trading in the company's stock is halted by the TSX pending a change of business or a reverse takeover, both of which would be subject to regulatory approval. The Company is currently reviewing new business opportunities.

These consolidated financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $285,362 as at August 31, 2003 and has accumulated losses totalling $5,849,443 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Cal-Star Inc.'s ("Cal-Star") corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as established in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates that have been made using careful judgement. Actual results may vary from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

The consolidated financial statements for the year ended February 28, 2003 include the accounts of the Company and Adnet USA LLC, a 50% owned inactive joint venture. Investments in joint ventures are accounted for using the proportionate consolidation method, whereby the Company's proportionate share of revenues, expenses, assets and liabilities are included in the accounts. All inter-company balances and transactions have been eliminated on consolidation.

Note 2 Significant Accounting Policies – (cont'd)

(a) Principles of Consolidation – (cont'd)

During the year ended February 28, 2002, the Company abandoned Future Media Technologies Inc., an inactive wholly-owned subsidiary. There was no gain or loss on the abandonment as Future Media Technologies, Inc. had no assets or liabilities at the time it was abandoned and did not have any operations during the prior two years, other than the gains on write-offs of accounts payable of $366,746, during the year ended February 28, 2002 and $226,535 during the year ended February 28, 2001.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization on its office equipment at 20% per annum on a declining balance basis.

(c) Basic and Diluted Earnings (loss) Per Share

Basic earnings (loss) per share (EPS) is calculated by dividing income applicable to common shareholders by the weighted-average number of shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common shares. There are no dilutive securities. Therefore there was no difference in the calculation of basic and diluted EPS.

(d) Foreign Currency Translation

(i) Translation of foreign transactions

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income except for unrealized gains or losses on long-term debt which are deferred and amortized over the remaining life of the debt.

(ii) Translation of foreign operations

Adnet USA LLC is an integrated foreign subsidiary. Their financial statements are translated using the temporal method. Under this method, monetary assets are translated at the year-end exchange rate, non-monetary assets are translated at historical rates and revenue and expenses are translated at the average exchange rate during the year.

(e) Financial Instruments

The carrying value of cash, amount receivable, accounts payable, due to related parties and loans payable approximates fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies – (cont'd)

(f) Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(g) Resource Properties

The Company's accounting policy is to defer the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations. Costs incurred in respect to due diligence on the properties prior to regulatory approval are expensed as incurred.

Note 3 Adnet USA LLC Joint Venture

The Company owns a 50% interest in an inactive joint venture, which has incorporated a California limited liability company, Adnet USA LLC. The limited liability company will dissolve December 31, 2036. The purpose of the joint venture company was to provide Internet advertising and web page facilities to corporate customers. The Company's joint venture partner is a related company by virtue of common directors. The joint venture has no assets and its liabilities total $225,712, which is due to the Company.

The Company and its joint venture partner have agreed to cease operations of the joint venture and consequently Adnet USA LLC was inactive during the years ended February 28, 2003 and 2002.

Note 4 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Office equipment	$ 6,047	$ 5,522	$ 525	$ 657

(Stated in Canadian Dollars)

Note 5 Related Party Transactions – Note 3

The Company incurred the following amounts charged by directors and companies controlled by directors of the Company:

	2003	2002
Accounting fees	$ 1,604	$ 1,869
Consulting fees	15,000	15,000
	$ 16,604	$ 16,869

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Accounts payable at August 31, 2003 includes $60,968 (2002: $13,474) due to a company controlled by a director of the Company in respect to unpaid accounting and consulting fees.

Due to related parties at August 31, 2003 includes $181,885 (2002: $137,986) due to directors of the Company in respect to unpaid advances to the Company.

The amounts due to related parties and included in accounts payable are non-interest bearing, unsecured and are payable on demand.

Note 6 Loans Payable

The loans payable are unsecured, non-interest bearing and have no specific terms for repayment.

Note 7 Share Capital

i) Authorized:

50,000,000 common shares without par value

ii) Issued:

	Number	$
Balance, February 28, 2003 and August 31,2003	2,060,364	5,564,606

(Stated in Canadian Dollars)

Note 8 Income Taxes

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2003	2002
Future income tax assets		
Net tax losses carried forward	$ 818,064	$ 1,030,070
Less: valuation allowance	(818,064)	(1,030,070)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

Federal income tax rate	(34.0)%
Deferred tax charge (credit)	-
Effect on valuation allowance	34.0%
State income tax, net of federal benefit	-
Effective income tax rate	0.0%

The Company has available non-capital losses of approximately $818,064 which may be carried forward to reduce taxable income in future years. The potential future income tax benefit is not reflected in these financial statements. The non-capital losses expire through 2019.

(Stated in Canadian Dollars)

Note 9 Commitments

i) By an agreement dated July 23, 2002 and amended April 30, 2003, the Company has agreed to acquire 100% of the licences to a gold prospect property comprised of 2,500 hectares of land in the Satun Province, Southern Thailand for US$50,000. This payment is subject to closing of the agreement, which is to be upon regulatory approval, which may not be later than April 30, 2004. The Company also agreed, subject to closing of the agreement, to fund a two phase work program on the licenses, for a total cost of approximately US$358,400. This agreement is subject to a 2% net smelter royalty payable to the vendor of the property. During the year ended February 28, 2003, the Company incurred $16,913 in property investigation costs which have been expensed in the financial statements.

ii) By an agreement dated December 30, 2002 and amended April 30, 2003, the Company agreed to purchase the right to acquire the exploration and development rights to 100% of the gold prospect property comprised of 15.4 hectares of land in the Satun Province, Southern Thailand for 500,000 Baht (approximately CDN$18,500), plus annual payments of 500,000 Baht for up to four years. This agreement is subject to a 2% net smelter royalty payable to the vendor of the property. Payment of the initial 500,000 Baht is subject to closing of this agreement and the agreement noted above, dated July 23, 2002 and amended April 30, 2003, which is to be upon regulatory approval, which may not be later than April 30, 2004.

These transactions are subject to regulatory approval.